















MARSH®

Supermarkets, Inc. 2002 Annual Report

The "MARSH EDGE"

Our industry is FOOD
Our business is SOLUTIONS

Founded in 1931, Marsh® Supermarkets, Inc. has continuously evolved to meet the needs of its customers.

The "MARSH EDGE" is matching the resources of a diversified food retailer to the different lifestyles of an ever-changing consumer. Driving that process is our unyielding promise of quality, service, and value.

We have made, and will continue to make, a significant investment in our employees. We strive to provide an environment that attracts and retains the best people in the industry to serve the best customers in the world — our customers!

Marsh® Supermarkets, one of the largest regional grocery chains in the United States, operates 68 Marsh® stores, 33 LoBill Foods® stores, 6 O'Malia Food Markets, 191 Village Pantry® convenience stores and 2 Savin*$ stores in central Indiana and western Ohio.

In addition, the Company operates Crystal Food Services™, which provides upscale catering, cafeteria management, office coffee, vending, and concessions; Primo Banquet Catering and Conference Centers; Floral Fashions; McNamara Florists and Enflora®, Flowers for Business.

Marsh Supermarkets, Inc., a publicly held company, employs nearly 15,000 people in its various businesses.

Marsh common stock is traded on the NASDAQ National Market System (MARSA and MARSB).

Visit us on the web at **www.marsh.net.**

To Our Fellow Shareholders:

Fiscal 2002 marked another successful year for our Company. We succeeded in both achieving our financial goals and improving our strategic position as central Indiana's leading supermarket company.

I am pleased to report Fiscal 2002 net income of $13.4 million compared to $11.9 million last year. For continuing operations, net income increased by 8.4% to $11.5 million as compared to $10.6 million last year. Earnings per diluted share were $1.31 versus $1.20 last year.

Our results were accomplished during a year of uncertainty for our nation, the business community and our customers. We were impacted by several factors, including the economic downturn, significant volatility in gasoline supply and demand, and increased competition in our market area. We reached a peak of 24 new major competitive grocery stores open less than one year, the highest in our history. I am pleased that we were able to maintain our market position with positive comparable store sales and to exceed last year's profitability. We focused our attention on the aspects of our business that have proven successful: identifying and meeting the needs of our customers. Consequently, the value of our stock remained steady as the major stock indices fell.



From a strategic standpoint, the Company acquired O'Malia Food Markets, an Indianapolis-based upscale neighborhood specialty chain. These stores will be operated under the O'Malia name and will provide synergies in buying and administration. Averaging 33,000 square feet, the O'Malia stores have an extremely loyal customer base.

With the addition of O'Malia, our supermarket strategy is to gain sales and profits by utilizing one of five supermarket formats depending on specific trade area characteristics. The formats include: 1) superstores emphasizing the "Fresh" specialty departments, 2) traditional stores remodeled to expand the "Fresh" areas, 3) LoBill Foods for smaller price-conscious trade areas, 4) Savin*$, a self-service, limited-assortment store offering the lowest possible price points, and now, 5) O'Malia, our upscale neighborhood specialty chain. These formats give the Company flexibility to meet broad and ever-changing customer needs and lifestyles.

The second strategic initiative was the sale of Convenience Store Distributing Company, a wholesale grocery merchandising company specializing in convenience stores. This division has been very profitable over the years, but did not fit our long-term growth and investment profile. The sale allows us to concentrate our efforts and reinvest in our core retail businesses.

Total revenues for the year were $1.6 billion, an increase of 6.3%. Comparable store sales, which exclude gasoline volume, were 2.5% above last year. For each of the past 21 quarters, comparable store sales have increased over the year earlier quarter in spite of competitive activity and low rates of food price inflation.

Although our supermarkets performed better than last year, the convenience store industry and our Village Pantry stores faced considerable challenges. Comparable store sales and gallons declined from last year. However, with our recent restructuring, I expect that Village Pantry will begin to show year-over-year improvements as we approach the second half of fiscal 2003. Revenues at Crystal Food Services were up 7%

and McNamara Florists' revenues were 9% ahead of last year.

We continue to repurchase stock under the Company's Stock Repurchase Plan. In Fiscal 2002, we repurchased 95,000 of Marsh Class A and 157,000 of Marsh Class B shares. At year end, there were 7,972,000 shares outstanding versus 8,155,000 shares last year. Since inception, the Company has spent $15.3 million of the $18.0 million authorized for share repurchase. We have repurchased approximately 1.2 million shares at an average price of $13.10. The shares were purchased at prices significantly below book value.

Our annual $0.44 per share dividend yield was 2.9% or 3.3%, depending on the stock class held, and cash dividends have been paid each quarter for the past 42 years. Our strategy, market position, growth plans, historic performance, dividend yield and current stock price relative to book value make Marsh an excellent investment.

During the year, we opened three new Marsh supermarkets, one new LoBill Foods and seven Village Pantry convenience stores. Six Marsh stores were remodeled and converted to the LoBill format. The performance of LoBill conversions has been very successful, and this division has become an important profit contributor. Also, two traditional Marsh stores were remodeled to emphasize the "Fresh" areas. The Fountains, an upscale banquet hall, was also opened during the year. From an acquisition perspective, the Company acquired one supermarket and the O'Malia Food Markets discussed earlier.

As you can see, we have been very active in both building and acquiring new facilities. Cash capital expenditures totaled $66 million — a record high. Long-term debt, including capital leases and current maturities, increased only $1.6 million to $266 million. Our plans call for continued emphasis on these growth activities.

In closing, I would like to reiterate our Company's strategic principles:

- First, we take the long-term view in our decision-making. We will not underserve our customers for short-term profits. Meeting customer needs is the essence of successful retailing. We strive to understand the individualized needs of our customers and the requirements to fulfill those needs. Our strategic commitment is to remain "the best store in town". This concept applies to each of our operating entities and everything we do. First and foremost, we are a customer-focused Company.
- Our goal is to be the dominant food retailer in our markets. We will achieve dominance by providing food and related products through multiple entities. We have five supermarket formats, convenience stores, floral shops, catering, vending, business cafeteria management, concessions and office coffee. Our concept provides a diversified sales and income base along with synergy between businesses.
- Each of our divisions is committed to provide its customers with service, value, variety and ambience unmatched by competition. We recognize and will continue to reward our customers for their patronage.
- We use incentive compensation to provide an environment that attracts and retains the best people in the industry.
- The best information systems and employee training are prerequisites to success in today's world. We have made, and will continue to make, major investments in both.
- Community involvement is a cornerstone of our success. Because of our regional concentration, Marsh Supermarkets is an important member of the community. Our local presence and involvement for the past 71 years earn us a privileged position with our customers.
- Anything done in retail today is obsolete tomorrow. We will continually change by implementing programs that are focused on the evolving needs of our customers. We are committed to identify and implement industry best practices.

These strategic principles, and our dedicated team of associates will ensure our continued success. They add up to Marsh having a more personal and special relationship with both customers and employees — a relationship that cannot be matched by national competition. We are well positioned in the communities and markets in which we serve.



Don E. Marsh
Chairman of the Board
President and
Chief Executive Officer


The "MARSH EDGE"
DINNER AT HO

The term "MARSH EDGE" refers to a style and culture that sets us apart from our competition

WHAT'S IN AND WHAT'S U

EGG PLANT



DINNER FOR TWO



SALMON



GRAPES



M E

MARSH SUPERMARKETS

Taste is Everything

At Marsh Supermarkets food is what we do best. We source the highest quality product the world has to offer. We train our associates in processing, preparation, and presentation. Then we merchandise these products to suit any lifestyle or taste. Whether you are looking for International, Ethnic, or Whole Health, we have what you want.

This year we showcased our culinary capabilities by serving elegant gourmet dinners in our cafes. Customers dined on Chateaubriand with Bordelaise sauce, Chicken Marsala and other classic entrees. Our customers can also enjoy fine dining in their home with a dinner prepared by a Marsh chef.

First to market and the highest quality standards are the goals of our perishable departments. We are passionate about the quality of products we offer. Our buyers take great pride in delivering to our customers the freshest product from any point on the globe.

"We Value You®" is our guarantee for the quality and services you expect from Marsh.



Stuffed Rotisserie Chicken

A golden brown rotisserie chicken filled with a delicious Southern style cornbread stuffing.

Fresh Poached Salmon

A fresh catch...mouth-watering poached salmon served with a lemon caper dill sauce.

Apricot Glazed Ham

A generous portion of ham topped with an apricot glaze.

Herb Crusted Leg of Lamb

A delicious leg of lamb rubbed with Dijon mustard and crusted with herbed bread crumbs, cooked to perfection in our rotisserie ovens.

Apple Crunch Stuffed Pork

Fresh pork stuffed with an apple cinnamon filling with raisins and oats, cooked to perfection in our rotisserie ovens, served with a rosemary demi glace.

P WITH FOOD


The "MARSH EDGE"
A SIMPLE CONC

EPT

PHARMACY & SERVICE

Marsh strives for a personal relationship with each of its customers

The pharmacists at Marsh and LoBill are dedicated to maintaining the health of our customers. We do more than dispense medication. We strive for a personal relationship with our customers in order to help them achieve their desired health outcomes. This includes receiving the correct benefit from their medication, lifestyle management, and the nutritional aspects of healthcare. We offer clinical programs focusing on diabetes, cholesterol, women's health and weight management. The same pharmacist entrusted with the health of our customers provides these value-added services.

Marsh Fresh Express® is a simple phone call away and prescription drug delivery is available for your convenience. It is just another way we reinforce our belief in serving our customers.

Service is helping customers find solutions. At Marsh, we have solutions which save you time and money.



Our Fresh Idea Card® applies savings and discounts electronically. Marsh private label is equal to national brands at an exceptional savings. You can check out your order with our U-Scan technology. And, if you like, we can do your grocery shopping for you with Marsh Fresh Express - delivered to your door.

MARSH BRANDS



FRESH I.D.E.A


For Discounts Only

U-SCAN


U-SCAN CAROUSEL
MARSH
SUPERMARKETS
TOUCH HERE TO START

FRESH EXPRESS



The "MARSH EDGE" LIFESTYLE BR



SUPERMARKET SHOPPING

SELECTION VARIETY SAVINGS VALUE




EVERYDAY
LOW
PRICE
Savings!


O'MALIA, LOBILL, SAVIN*$

Marsh offers shopping alternatives for our customers and families

Marsh offers four exciting store brands to accommodate a variety of lifestyles, demographics and budgets. In addition to Marsh Supermarkets, the family of Marsh brands includes O'Malia Food Markets, LoBill Foods, and Savin*$.

LoBill has universal appeal to the price conscious consumer. With a back to basics approach, LoBill merchandises every day low price, rock bottom specials, and senior citizen discounts. In addition to value, LoBill rests its reputation on high quality in the perishable departments.

New this year is O'Malia Food Markets. Marsh acquired O'Malia last August. O'Malia's has a long - standing reputation in Indianapolis for upscale specialty products and unsurpassed customer service.



O'Malia is an upscale neighborhood food market. Its reputation is built on service meat and specialty food items. On top of that, every order is carried out with a good old- fashioned O'Malia smile.

LoBill is a neighborhood store, like the store mom and dad shopped. Its emphasis on value comes without sacrificing the friendly service for which Marsh companies are known.

Savin*$ is a limited assortment, stock-up store with the lowest possible pricees. True to our slogan, we are the "little store that saves you more."

DESIGNED FOR CUSTOMERS



The "MARSH EDGE"
FAST, FRESH &
As we
Village
"WE
village pantry

FRIENDLY

VILLAGE PANTRY

Convenience does not get any better than this

Three words that best describe Village Pantry convenience stores FAST, FRESH and FRIENDLY. Fast because we cater to customers who are in a hurry. Village Pantry is an oasis for the convenience minded customer.

Fresh describes our core business, quality food service. The marketing signature of Village Pantry is its fresh bakeries and in-store delis. Always fresh is our 100% guarantee.



village pantry
DELI & BAKERY

Friendly best describes our Village Pantry family. We are your neighbors and like good neighbors, we are happy to see you. We want you to have a good experience every time you visit us.



Marathon

A part of that experience is our coffee. Village Pantry has always enjoyed a reputation for great coffee, and this year great coffee got even better. We have custom roasted coffee from "Bean Brothers".

Another new look for Village Pantry is its gasoline image. We have a new strategic relationship with Marathon Oil Company for all our branded gasoline. Our canopies now display both Village Pantry and Marathon logos - names you can trust for service and quality.





The "MARSH EDGE"

BY THE



BLOOM

FLORAL FASHIONS & McNAMARA

Set the tone of the evening with an inspired selection of flowers



How the retail experience is packaged says a great deal about our company. McNamara and Floral Fashions are visually impressive while delivering unique floral services to their customers.

Marsh Floral Fashions offers boutique floral shops positioned near the entrance of a Marsh supermarket. Floral customers can enjoy product from all over the world. Arrangements of premium fresh cut flowers are always on display, and in many stores, professional florists are available to assist customers with custom arrangements and special requests.

McNamara has a reputation for classic floral design and superior customer service. It is also one of the largest FTD florists in the United States. McNamara opened a concept store where products are presented in lifestyle vignettes. The design was so successful, we repeated it in our newest store in Fishers, Indiana.

Enflora, Flowers for Business is a commercial florist specializing in leading edge floral design. Enflora serves the corporate and business community with the expertise to showcase any special event.

New this year is a multi-brand design center serving McNamara, Floral Fashions, and Enflora. This 58,000 square foot facility features state of the art water treatment, automated flower processing, 24-hour receiving, and specialized refrigeration. It also has a 15-station customer call center which brings the highest level of service for our telephone orders.









The "MARSH EDGE" LIFETIME EV



Experience the occasion, enjoy the ambience and applaud the excellent food and service

ENTS

CRYSTAL FOOD SERVICES

Setting the trend for special events

The essence of Crystal Food Services is exceptional food paired with exceptional service and ambience. Our business is hospitality through special event catering, banquet facilities, dining management, office coffee, and related businesses.

This year Crystal opened The Fountains Banquet Center on the north side of Indianapolis. The immediate success of this facility prompted expansion by adding 10,000 square feet of conferencing space. The new rooms are cabled with high-speed access technology and are well suited for e-learning and other business applications.

Exciting new venues for Crystal are the Cross Roads Cafe and the L.S. Ayres Tea Room located in the Indiana State Museum. The Tea Room is a re-creation of the popular downtown Indianapolis L.S. Ayres Department Store Tea Room, which dates back to 1905. This tradition of fine dining continues with Crystal today.

Other venues include the Indiana Roof Ballroom, the Illinois Street Ballroom, the Murat Shrine Temple, and the newly remodeled Riverwalk.

With a unique blend of venues and programs, Crystal can accommodate the simplest to the most extravagant dining event imaginable.







The "MARSH EDGE"
OUR COMMUNI



COMMUNITY SHOPPER IS A SIMPLE WAY TO

BOY SCOUTS



GIRL SCOUTS



PEYTON'S RALLY



EDUCATION


upromise™

COMMUNITY

Giving back to our Community

Over its 71-year history, Marsh Supermarkets has compiled an exemplary record of public service and corporate social responsibility. Our good neighbor philosophy has committed us to join with numerous organizations in events that improve the quality of life in our market areas. Such efforts include supporting youth and wellness programs, feeding the hungry, and promoting culture and the arts.

Our new and unique service program, Community Shopper, enables Marsh customers to select beneficiaries from more than 1.2 million schools, charities, and religious organizations. Using the newest scanning capabilities associated with our Marsh Fresh IDEA Card®, Marsh donates 1% of the purchase price of all Marsh-brand products to the shopper's organization of choice.


MARSH
COMMUNITY SHOPPER

www.marsh.net

During the 2001-2002 holiday season, Marsh teamed with the Indianapolis Colts and quarterback Peyton Manning in the "Holiday Handoff for Hunger." The effort helped stock charitable food pantries across Indiana.




MARSH


MARSH

Continuing a long tradition, Marsh partnered with the Indianapolis Symphony Orchestra for the 21st year of the "Marsh Symphony on the Prairie", a series of summer concerts designed especially for families.

This representative sample of events and charities supported by Marsh reaffirms our continuing commitment to the communities we serve. We take great delight in enriching the lives of our patrons and our neighborhoods - building on a charitable tradition as old as the company itself.

EARN MONEY FOR YOUR ORGANIZATION



TABLE of CONTENTS

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

	2002	2001	2000
Sales and other revenues	$1,642,599	$1,545,903	$1,423,736
Income from continuing operations	11,541	10,646	10,459
Diluted earnings per share from *continuing operations*	$ 1.31	$ 1.20	$ 1.16
Dividends per share	.44	.44	.44
Total assets	$ 583,230	$ 577,814	$ 567,005
Long-term liabilities	263,756	262,485	232,990
Shareholders' equity	140,797	138,276	132,912
Book value per share	$17.66	$16.96	$15.79
Number of shares outstanding at year end	7,972	8,155	8,418
Income from continuing operations as a percentage of:			
Sales and other revenues	.7%	.7%	.7%
Average shareholders' equity	8.3%	7.9%	8.1%
Stores open at year-end:			
Supermarkets	109	101	93
Convenience stores	191	187	179

Marsh® Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 68 Marsh® Supermarkets, 33 LoBill Foods®, 6 O'Malia Food Markets®, 191 Village Pantry® convenience stores, and 2 Savin*$ stores, all in Indiana and Ohio, Crystal Food Services™, a specialist in catering, business cafeteria management, vending and concessions, Primo Banquet Catering and Conference Centers, Floral Fashions, McNamara Florist and Enflora® Flowers for Business.

The 14,900 Marsh employees serve two million customers each week.




MARSH
A BETTER PLACE TO TRADE

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

As of and for the year ended	March 30, 2002	March 31, 2001	April 1, 2000	March 27, 1999	March 28, 1998
Sales and other revenues	$1,642,599	$1,545,903	$1,423,736	$1,288,996	$1,251,888
Income from continuing operations before income taxes	17,613	15,795	15,480	11,616	10,586
Income from continuing operations	11,541	10,646	10,459	8,427	7,814
Discontinued operation:					
Income (loss), net of tax	(859)	1,290	1,807	3,154	1,631
Gain on disposal, net of tax	2,726	–	–	–	–
Extraordinary item, net of tax	–	–	–	–	(3,278)
Net income	$ 13,408	$ 11,936	$ 12,266	$ 11,581	$ 6,167
Basic earnings per common share:					
Continuing operations	$ 1.45	$ 1.30	$ 1.25	$ 1.02	$ .94
Discontinued operation	(.11)	.16	.22	.38	.19
Gain on disposal discontinued operation	.34	–	–	–	–
Extraordinary item	–	–	–	–	(.39)
Net income	$ 1.68	$ 1.46	$ 1.47	$ 1.40	$ .74
Diluted earnings per common share:					
Continuing operations	$ 1.31	$ 1.20	$ 1.16	$ .96	$ .89
Discontinued operation	(.09)	.13	.18	.32	.17
Gain on disposal discontinued operation	.29	–	–	–	–
Extraordinary item	–	–	–	–	(.33)
Net income	$ 1.51	$ 1.33	$ 1.34	$ 1.28	$ .73
Dividends declared per share	$ .44	$ .44	$ .44	$ .44	$ .44
Total assets	$ 583,230	$ 577,814	$ 567,005	$ 509,683	$ 460,039
Long-term liabilities	263,756	262,485	232,990	241,720	212,461
Total shareholders' equity	140,797	138,276	132,912	124,480	116,079

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(in thousands, except per share amounts)

	2002				2001			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Sales and other revenues	$373,283	$385,835	$508,230	$375,251	$353,601	$372,123	$478,026	$342,153
Gross profit	117,915	118,086	150,131	112,584	106,156	110,490	142,767	103,909
Selling, general and administrative	103,367	101,587	133,488	97,255	91,909	94,177	125,045	88,344
Depreciation	5,407	5,779	6,941	4,756	5,129	5,069	8,281	5,921
Operating income	9,141	10,720	9,702	10,573	9,118	11,244	9,441	9,644
Interest	5,600	5,138	6,712	5,073	4,851	5,137	7,361	5,392
Other non-operating expense	–	–	–	–	100	811	–	–
Income from continuing operations before income taxes	3,541	5,582	2,990	5,500	4,167	5,296	2,080	4,252
Income taxes	1,442	1,837	941	1,852	1,317	1,758	683	1,391
Income from continuing operations	2,099	3,745	2,049	3,648	2,850	3,538	1,397	2,861
Discontinued operation:								
Income (loss) from operations, net of tax	–	–	(1,122)	263	(365)	297	742	616
Gain (loss) on disposal, net of tax	(159)	(390)	3,275	–	–	–	–	–
Net income	$ 1,940	$ 3,355	$ 4,202	$ 3,911	$ 2,485	$ 3,835	$ 2,139	$ 3,477
Basic earnings per common share:								
Continuing operations	$ .26	$ .47	$ .26	$ .46	$ .35	$ .43	$ .17	$ .35
Discontinued operation	–	–	(.14)	.03	(.04)	.04	.09	.07
Gain on disposal discontinued operation	(.02)	(.05)	.41	–	–	–	–	–
Net income	$ .24	$ .42	$ .53	$ .49	$ .31	$ .47	$ .26	$ .42
Diluted earnings per common share:								
Continuing operations	$ .24	$ .42	$ .25	$ .41	$ .32	$ .39	$ .16	$ .32
Discontinued operation	–	–	(.12)	.03	(.04)	.03	.09	.06
Gain on disposal discontinued operation	(.02)	(.04)	.35	–	–	–	–	–
Net income	$ .22	$ .38	$ .48	$ .44	$ .28	$ .42	$ .25	$ .38
Common stock prices (daily close):								
Class A – High	$15.61	$15.03	$15.01	$15.53	$16.13	$16.75	$16.00	$16.63
Low	14.14	12.32	12.96	13.39	14.06	14.75	14.25	14.50
Class B – High	14.77	14.06	14.16	13.17	12.87	13.00	12.94	10.63
Low	13.00	12.31	11.97	10.16	10.50	12.50	9.50	9.13
Cash Dividend: Class A	$ .11	$ .11	$ .11	$ .11	$ .11	$ .11	$ .11	$ .11
Class B	.11	.11	.11	.11	.11	.11	.11	.11

Cash dividends have been paid on the common stock during each quarter for the past 42 years.

Quarterly earnings per share are based on weighted average shares outstanding for the quarter; therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks. The second quarter is 16 weeks.

The effects on diluted earnings per common share for certain items recognized in net income in the quarterly results were as follows:

Fourth quarter 2002:	Increases of $.20 from sales of real estate, $.05 from LIFO, $.08 from termination of a fuel supplier's agreement and $.06 from lower depreciation resulting from a change in the estimated useful lives of buildings and land improvements and leasehold improvements effected in the third quarter of 2001.
Third quarter 2002:	Increases of $.06 from sales of real estate and $.07 from lower depreciation.
Second quarter 2002:	Increases of $.10 from sales of real estate and $.10 from lower depreciation.
First quarter 2002:	Increases of $.03 from sales of real estate and $.08 from lower depreciation.
Fourth quarter 2001:	Increases of $.20 from sales of real estate and $.08 from lower depreciation.
Third quarter 2001:	Increases of $.02 from sales of real estate and $.08 from lower depreciation, and a decrease of $.05 from the write-off of a minority interest in an investment accounted for by the equity method.
Second quarter 2001:	An increase of $.04 from sales of real estate.

Cautionary Note Regarding Forward-Looking Statements

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to the following risks and uncertainties: softness in the general retail food industry, the entry of new competitive stores and e-retailers in the Company's market, the ability to predict the impact of the revision of the estimated useful lives of building and land improvements, the impact of any acquisitions or dispositions, the stability of distribution incentives from suppliers, the level of discounting by competitors, the timely and on budget completion of store construction, expansion, conversion and remodeling, the ability to complete authorized share repurchases, the successful integration of acquisitions, uncertainties relating to tobacco and environmental regulations, and the level of margins achievable in the Company's operating divisions and their ability to minimize operating expenses. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Results of Operations

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

	Percentage of Revenues Year Ended			Percentage Change	
	March 30, 2002	March 31, 2001	April 1, 2000	2002 vs. 2001	2001 vs. 2000
Sales and other revenues	100.0%	100.0%	100.0%	6.3%	8.6%
Gross profit	30.4	30.0	30.2	7.6	7.8
Selling, general and administrative	26.5	25.8	25.9	9.1	8.4
Depreciation	1.4	1.6	1.8	(6.2)	(3.0)
Operating income	2.4	2.6	2.5	1.7	9.0
Interest	1.4	1.5	1.5	(1.0)	9.8
Other non-operating expense	–	0.1	–	n/m	n/m
Income from continuing operations before income taxes	1.1	1.0	1.1	11.5	2.0
Income taxes	0.4	0.3	0.4	17.9	2.5
Income from continuing operations	0.7	0.7	0.7	8.4	1.8

n/m = not meaningful

Sales and Other Revenues

In 2002, consolidated sales and other revenues of $1,642.6 million increased $96.7 million, or 6.3%, from 2001. Supermarket, convenience store and food service revenues accounted for 83%, 14% and 3%, respectively, of consolidated revenues. Sales and other revenues increased in supermarkets 7.9% and in food service 7.0%, but declined in convenience stores 2.9%. In 2002, consolidated sales (excluding fuel sales) increased 6.5% and sales in comparable stores, including replacement stores and format conversions, increased 2.5% from 2001. Comparable store sales for each of the past 21 quarters have increased over the respective year earlier quarter, in spite of competitive activity and low rates of food price inflation.

In 2002, acquired and newly constructed stores accounted for approximately two-thirds of the increase in revenues in supermarkets, with comparable store increases accounting for the remainder. Convenience store inside sales (retail sales excluding fuel sales) decreased 1.2% and fuel gallons sold increased 3.6% in 2002 from 2001. Gains on sales of real estate in the normal course of operations were $5.9 million in 2002 compared to $3.7 million in 2001.

In 2001, consolidated sales and other revenues of $1,545.9 million increased $122.2 million, or 8.6%, from 2000, a 53-week year. On a comparable 52-week basis, consolidated sales and other revenues in 2001 increased $148.2 million, or 10.6%, excluding approximately $26.0 million of revenues attributable to the additional week in 2000. Supermarket, convenience store and food service revenues accounted for 81%, 16% and 3%, respectively, of consolidated revenues. On a 52-week basis, sales and other revenues increased in supermarkets 9.0%, in convenience stores 16.0% and in food service 13.1%. In 2001, consolidated sales (excluding fuel sales) increased 6.8% and sales in comparable stores, including replacement stores and format conversions, increased 2.0% from 2000, both on a 52-week basis.

In 2001, the increase in revenues in supermarkets was driven primarily by acquired and newly constructed stores. Convenience store inside sales (retail sales excluding fuel sales) increased 1.4% and fuel gallons sold increased 14.1% in 2001 from 2000 due primarily to new stores. Gains on sales of real estate in the normal course of operations were $3.7 million in 2001 compared to $3.4 million in 2000.

Gross Profit

Gross profit is net of warehousing, transportation and promotional expenses. Expressed as a percentage of revenues, consolidated gross profit was 30.4% of revenues in 2002 compared to 30.0% in 2001. Consolidated gross profit excluding fuel, expressed as a percentage of revenues, was 31.5% in 2002 compared to 31.3% in 2001. Consolidated gross profit in 2002 includes $1.3 million from the termination of a fuel supplier's agreement. Gross profit as a percentage of revenues improved in supermarkets and declined slightly in both convenience stores and food service.

In 2001, consolidated gross profit was 30.0% of revenues compared to 30.2% in 2000. Consolidated gross profit excluding fuel, expressed as a percentage of revenues, was 31.3% in 2001 compared to 31.2% in 2000. Gross profit as a percentage of revenues was essentially unchanged in supermarkets, improved in food service and declined slightly in convenience stores.

Selling, General and Administrative Expenses

In 2002, consolidated selling, general and administrative expenses were 26.5% of consolidated sales and other revenues compared to 25.8% in 2001. The increase, as a percentage of consolidated sales and other revenues, was primarily attributable to wage expense, medical benefits costs and building rent. Wages in stores open both years, excluding supermarket conversions to the LoBill format, increased 1.3% in 2002 from 2001. The Company continually monitors and refines labor scheduling and productivity, and seeks to offset wage increases with higher gross profit rates and higher same store sales.

In 2001, consolidated selling, general and administrative expenses were 25.8% of consolidated sales and other revenues compared to 25.9% in 2000. Wages in stores open both years, excluding supermarket conversions to the LoBill format, increased 2.6% in 2001 from 2000.

Depreciation

Depreciation expense was $22.9 million, $24.4 million and $25.2 million in 2002, 2001, and 2000, respectively. Expressed as a percentage of revenues, depreciation expense was 1.4% in 2002, 1.6% in 2001 and 1.8% in 2000.

As a result of its periodic examination and review of its accounting policies and practices in 2001, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements and leasehold improvements was appropriate in light of the Company's historical experience and its assessment of prevailing industry practice. The change was effected in the third quarter of 2001. The change resulted in a decrease in depreciation expense of $4.5 million and an increase in net income of $2.9 million, or $.31 per diluted share, for the year ended March 30, 2002, and a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

Interest

Interest expense was $22.5 million in 2002, $22.7 million in 2001, and $20.7 million in 2000. As a percentage of revenues, interest was 1.4% in 2002 and 1.5% in both 2001 and 2000.

Other Non-operating Expense

During 2001, the Company determined the realizable value of a minority interest in an investment, accounted for by the equity method, was impaired and took a $0.9 million charge to write-off the investment. The effect of the write-off, net of tax benefit, was a $.06 decrease in diluted earnings per share.

Income Taxes

The effective income tax rate was 34.5% for 2002, 32.6% for 2001, and 32.4% for 2000. The effective rate was lower than the statutory rate due to contributions, research and development credits and other tax credits. The increase in the effective rate for 2002 over the prior years was due generally to lower charitable contributions. The effective income tax rate for 2003 is expected to approximate 37%.

Capital Expenditures

Capital expenditures and major capital projects completed during the last three years consisted of:

	2002	2001	2000
Capital expenditures (millions)	$66.0	$55.1	$53.5
Supermarkets:			
New/acquired stores	13	8	7
Closed stores	2	–	4
Major remodels/expansions	2	–	–
Format conversions	6	–	1
Convenience stores:			
New/acquired stores	7	15	7
Closed stores	10	7	3

In 2002, the Company constructed two new supermarkets and one replacement supermarket, remodeled two supermarkets and constructed four new convenience stores. The Company also acquired eight O'Malia Food Markets in the Indianapolis trade area and converted six supermarkets to the LoBill format. Additionally, the Company began construction of a 119,000 square foot frozen food distribution facility that is scheduled to open in August 2002.

During 2002, the Company disposed of its wholesale division in order to focus on its core retail business. Proceeds of approximately $14 million were used to reduce outstanding debt.

In 2003, the Company plans to construct one new Marsh supermarket, open two new LoBill stores, two new convenience stores and two floral shops. The Company also plans to remodel four supermarkets, convert one supermarket to the LoBill format and remodel one floral shop. The cost of these projects and other capital commitments is estimated to be $65 million. Of this amount, the Company plans to fund $25 million through sale/leasebacks, $19 million through equipment leasing and believes it can finance the balance with current cash balances and internally generated funds.

The Company's plans with respect to store construction, expansion, conversion and remodeling are subject to known and unknown risks and uncertainties and may be revised in light of changing conditions, such as competitive influences, its ability to successfully negotiate site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year, and the Company may use other financing arrangements.

Liquidity and Capital Resources

Net cash provided by operating activities during 2002 was $37.7 million, compared to $45.9 million in 2001.

During 2002, working capital increased $10.8 million as accounts receivable decreased $12.6 million, LIFO inventory decreased $6.6 million, and accounts payable decreased $9.0 million. The decreases in accounts receivable, LIFO inventory, and accounts payable resulted primarily from the sale of the discontinued operation.

For 2002, investing activities consisted primarily of $66.0 million in expenditures for acquisition of property, equipment and land for expansion, and proceeds of $14.3 million from the sale of the wholesale division. The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, were $263.8 million at March 31, 2002, compared to $262.5 million at April 1, 2001. At March 31, 2002, 89.5% of the long-term debt and capital lease obligations were at fixed rates of interest with an 9.0% weighted average rate, and 10.5% were at variable rates of interest with a 4.3% weighted average rate.

In February 2002, the Company amended its revolving credit facility, increasing the commitment to $100.0 million from $90.0 million. The revolving credit facility was also extended to mature in February 2005. The increased commitment designates $10.0 million for the retirement of convertible debentures due in February 2003 at the Company's option. At March 30, 2002, $28.0 million was borrowed on the revolving credit facility. A bank commitment for short-term borrowing provides an additional $3.0 million of available financing at rates based upon the then prevailing federal funds rate; $1.3 million was borrowed at March 30, 2002.

Long-term financial obligations (millions):

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt, including current maturities	$240.5	$2.0	$52.8	$7.1	$178.6
Capital leases	61.1	3.9	7.8	7.7	41.7
Operating leases	189.6	24.2	40.9	30.5	94.0
Total	$491.2	$30.1	$101.5	$45.3	$314.3

Repurchase of Common Shares

In May 2001, the Company authorized an increase, from $15.0 million to $18.0 million, related to its repurchase plan for Class A Common Stock and Class B Common Stock. The Company had repurchased approximately $15.3 million of its common shares at March 30, 2002.

Critical Accounting Policies

The preparation of financial statements requires management to make assumptions and estimates that can have a material impact on the reported results of operations. While management applies its judgement based on assumptions believed to be reasonable under the circumstances, actual results could vary from those assumptions and it is possible that materially different amounts would be reported using different assumptions.

The Company is self-insured for most healthcare claims, workers compensation claims, and general liability and automotive liability losses. Reported claims and related loss reserves are estimated by third party administrators. Claims incurred but not reported are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Pension and other retirement benefits are evaluated with the oversight of the Company's retirement committee. Outside actuaries are consulted to determine appropriate assumptions and are engaged to perform the calculation of estimated future obligations. In 1997, the Company froze benefit accruals under its qualified defined benefit pension plan.

Long-lived assets are depreciated over estimated useful lives based on the Company's historical experience and prevailing industry practice. Estimated useful lives are periodically reviewed to ensure they remain appropriate. Long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist.

Market Risk – Interest

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at March 30, 2002, a 100 basis point change in interest rates would not have had a material impact on the Company.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company will adopt this statement in the first quarter of 2003 and does not believe that the statement will have a material impact on the Company's financial statements.

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Marsh Supermarkets, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts based on management's best estimates and judgment. All financial information appearing in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal controls designed to provide reasonable assurance, on a cost-effective basis, that assets are safeguarded and transactions are properly authorized and recorded accurately in the financial records. The Company believes its control system is enhanced by its long-standing emphasis on conducting business in accordance with the highest standards of conduct and ethics.

Independent auditors, Ernst & Young LLP, have audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with auditing standards generally accepted in the United States, included the review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.



Don E. Marsh
Chairman of the Board,
President and
Chief Executive Officer



Douglas Dougherty
Senior Vice President,
Chief Financial Officer and
Treasurer



Mark Varner
Vice President -
Corporate Controller

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. as of March 30, 2002 and March 31, 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. at March 30, 2002 and March 31, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 30, 2002, in conformity with accounting principles generally accepted in the United States.



Indianapolis, Indiana
May 17, 2002

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

YEAR ENDED	March 30, 2002	March 31, 2001	April 1, 2000
Sales and other revenues	$1,642,599	$1,545,903	$1,423,736
Cost of merchandise sold, including warehousing and transportation	1,143,883	1,082,581	994,017
Gross profit	498,716	463,322	429,719
Selling, general and administrative expenses	435,697	399,475	368,361
Depreciation	22,883	24,400	25,158
Operating income	40,136	39,447	36,200
Interest	22,523	22,741	20,720
Other non-operating expense	–	911	–
Income from continuing operations before income taxes	17,613	15,795	15,480
Income taxes	6,072	5,149	5,021
Income from continuing operations	11,541	10,646	10,459
Discontinued operation:			
Income (loss) from operations, net of tax	(859)	1,290	1,807
Gain on disposal, net of tax	2,726	–	–
NET INCOME	$ 13,408	$ 11,936	$ 12,266
Basic earnings per common share:			
Continuing operations	$ 1.45	$ 1.30	$ 1.25
Discontinued operation	(.11)	.16	.22
Gain on disposal discontinued operation	.34	–	–
Net income	$ 1.68	$ 1.46	$ 1.47
Diluted earnings per common share:			
Continuing operations	$ 1.31	$ 1.20	$ 1.16
Discontinued operation	(.09)	.13	.18
Gain on disposal discontinued operation	.29	–	–
Net income	$ 1.51	$ 1.33	$ 1.34
Dividends per share	$ .44	$ .44	$ .44

See Notes to Consolidated Financial Statements.

(in thousands, except number of shares)

ASSETS	March 30, 2002	March 31, 2001
Current Assets		
Cash and equivalents	$ 37,516	$ 31,257
Accounts receivable, less allowances of $2,494 in 2002 and $1,437 in 2001	33,613	46,260
Inventories	132,940	126,069
Prepaid expenses	7,639	6,683
Recoverable income taxes	1,021	999
TOTAL CURRENT ASSETS	212,729	211,268
Property and Equipment		
Land	54,553	55,969
Buildings and land improvements	206,822	205,912
Fixtures and equipment	134,758	135,821
Leasehold improvements	70,980	63,697
Construction in progress	3,866	11,800
Property under capital leases	27,754	21,629
	498,733	494,828
Accumulated depreciation	(180,083)	(187,047)
TOTAL PROPERTY AND EQUIPMENT	318,650	307,781
Other Assets	51,851	58,765
	$583,230	$577,814

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	March 30, 2002	March 31, 2001
Current Liabilities		
Notes payable to bank	$ 1,300	$ –
Accounts payable	71,640	80,598
Employee compensation and other liabilities	25,398	23,366
State and local taxes	14,779	14,449
Other accounts payable and accrued expenses	11,668	15,231
Dividends payable	880	899
Deferred income taxes	5,247	6,069
Current maturities of long-term liabilities	2,727	2,388
TOTAL CURRENT LIABILITIES	133,639	143,000
Long-term Liabilities		
Long-term debt	237,823	246,940
Capital lease obligations	25,933	15,545
TOTAL LONG-TERM LIABILITIES	263,756	262,485
Deferred Items		
Income taxes	16,472	12,865
Other	28,566	21,188
TOTAL DEFERRED ITEMS	45,038	34,053
Shareholders' Equity		
Series A Junior Participating Cumulative Preferred stock:		
Authorized: 5,000,000 shares; Issued: None	–	–
Class A Common Stock, no par value:		
Authorized: 15,000,000 shares; Issued: 4,695,253	9,573	9,468
Class B Common Stock, no par value:		
Authorized: 15,000,000 shares; Issued: 5,265,158	16,830	16,598
Retained earnings	135,534	125,645
Cost of Common Stock in treasury:		
Class A: 2002 – 848,645; 2001 – 766,045 shares	(5,224)	(3,883)
Class B: 2002 – 1,139,296; 2001 – 1,039,194 shares	(9,285)	(7,773)
Deferred cost – restricted stock	(270)	(730)
Notes receivable – stock options	(1,037)	(1,049)
Accumulated other comprehensive loss	(5,324)	–
TOTAL SHAREHOLDERS' EQUITY	140,797	138,276
	$583,230	$577,814

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands)

	Common Stock		Retained	Treasury	Unamortized Deferred	Other Comprehensive	
	Class A	Class B	Earnings	Stock	Compensation	Loss	Total
Balance at March 27, 1999	$8,982	$16,257	$108,841	$ (6,710)	$(2,890)	$ –	$124,480
Net income			12,266				12,266
Cash dividends declared			(3,747)				(3,747)
Amortization of restricted stock grants					844		844
Repurchase of 130,846 shares				(1,466)			(1,466)
Exercise of stock options – 7,450 shares	19			103			122
Issuance of 28,275 shares – vending acquisition		154		170			324
Other		43		45	1		89
Balance at April 1, 2000	9,001	16,454	117,360	(7,858)	(2,045)	–	132,912
Net income			11,936				11,936
Cash dividends declared			(3,614)				(3,614)
Amortization of restricted stock grants					844		844
Repurchase of 317,078 shares				(4,036)			(4,036)
Exercise of stock options – 49,200 shares	467	126		206	(530)		269
Other		18	(37)	32	(48)		(35)
Balance at March 31, 2001	9,468	16,598	125,645	(11,656)	(1,779)	–	138,276
Comprehensive income:							
Net income			13,408				13,408
Minimum pension liability adjustment, less tax benefit of $2,867						(5,324)	(5,324)
Total comprehensive income							8,084
Cash dividends declared			(3,519)				(3,519)
Amortization of restricted stock grants					459		459
Restricted stock grant of 9,300 shares	78			53			131
Repurchase of 252,600 shares				(3,368)			(3,368)
Exercise of stock options – 56,713 shares	27	214		436			677
Other		18		26	13		57
Balance at March 30, 2002	$9,573	$16,830	$135,534	$(14,509)	$(1,307)	$(5,324)	$140,797

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

YEAR ENDED	March 30, 2002	March 31, 2001	April 1, 2000
OPERATING ACTIVITIES			
Net income	$13,408	$11,936	$12,266
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	23,034	25,058	25,934
Amortization of other assets	2,462	4,991	5,501
Gain on sale of discontinued operation	(2,726)	–	–
Increase in deferred income taxes	2,785	1,914	4,258
Changes in operating assets and liabilities:			
Accounts receivable	17,775	(1,945)	(8,219)
Inventories	(10,865)	(686)	(18,047)
Prepaid expenses and recoverable income taxes	(1,293)	346	2,048
Accounts payable and accrued expenses	(5,875)	4,717	15,884
Other operating activities	(1,040)	(464)	606
NET CASH PROVIDED BY OPERATING ACTIVITIES	37,665	45,867	40,231
INVESTING ACTIVITIES			
Acquisition of property, equipment and land held for expansion	(66,049)	(55,076)	(53,534)
Disposition of property, equipment and land held for expansion	4,587	4,788	5,794
Proceeds from sale of discontinued operation	14,292	–	–
Other investing activities	(2,591)	(13,679)	(12,989)
NET CASH USED FOR INVESTING ACTIVITIES	(49,761)	(63,967)	(60,729)
FINANCING ACTIVITIES			
Proceeds (repayments) of short-term borrowings	1,300	(10,000)	10,000
Proceeds of long-term borrowings	28,000	66,011	27,550
Proceeds of sales/leasebacks	33,594	31,577	2,120
Payments of long-term debt and capital lease obligations	(38,486)	(62,225)	(13,293)
Purchase of Class A and Class B Common Stock for treasury	(3,368)	(4,036)	(1,467)
Cash dividends paid	(3,537)	(3,651)	(3,747)
Stock options exercised	677	234	121
Other financing activities	175	12	129
NET CASH PROVIDED BY FINANCING ACTIVITIES	18,355	17,922	21,413
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	6,259	(178)	915
Cash and equivalents at beginning of year	31,257	31,435	30,520
CASH AND EQUIVALENTS AT END OF YEAR	$37,516	$31,257	$31,435

See Notes to Consolidated Financial Statements.

(in thousands, except per share amounts or as otherwise noted)

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

Fiscal Year

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references herein to "2002", "2001" and "2000" relate to the fiscal years ended March 30, 2002, March 31, 2001, and April 1, 2000, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries ("the Company"). Investments in partnerships in which the Company has a minority interest are accounted for by the equity method. Significant intercompany accounts and transactions have been eliminated.

Business Segments

The Company operates one business segment; the retail sale of food and related products through supermarkets, convenience stores and food services.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

Cash and Equivalents

Cash and equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates the fair value of those assets.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for the principal components of inventories, and by the first-in, first-out ("FIFO") method for the remainder (see Note F).

Property and Equipment

Property and equipment are stated at cost, including a provision for capitalized interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements (see Note E). For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

Capitalized Lease Property

Capitalized lease assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

Income Taxes

Deferred tax assets and liabilities result from differences between financial reporting and tax bases of assets and liabilities, measured using enacted tax rates and laws expected to be in effect when the differences reverse.

Revenue Recognition

Revenue from retail sales is recognized at the time of sale. Customer returns are timely and negligible, therefore no allowance for returns is recorded in the financial statements. Gains on sales of real estate are reported in sales and other revenues. Allowances for doubtful accounts are provided based on the Company's uncollectible account experience.

Excise Taxes

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $41 million in 2002, $40 million in 2001, and $35 million in 2000.

Advertising Costs

Advertising communication costs are expensed in the period incurred and production costs are expensed the first time the respective advertising is distributed. Advertising costs in the amounts of $23.2 million, $23.9 million, and $22.8 million were recorded and included in selling, general and administrative expenses for 2002, 2001, and 2000, respectively.

Cost of Opening Stores

Non-capital expenditures associated with opening new stores are expensed as incurred.

Use of Estimates

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include provisions for self-insurance losses. Actual results could differ from those estimates.

Environmental Liabilities

Environmental liabilities are recorded when environmental assessments indicate remedial efforts are required and the costs can be reasonably estimated. The Company is aware of the existence of petroleum contamination at 31 sites and has commenced remediation at each of those sites. Current estimates of the total compliance costs to be incurred, net of estimated recoveries from an Indiana excess liability fund, are not material. Leak detection tests are performed at all petroleum dispensing sites more frequently than required by current environmental laws and regulations.

NOTE B – EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share (EPS):

	2002	2001	2000
Net income – basic EPS numerator	$13,408	$11,936	$12,266
Effect of convertible debentures	911	938	946
Income after assumed conversions – diluted EPS numerator	$14,319	$12,874	$13,212
Weighted average shares outstanding	8,021	8,279	8,505
Non-vested restricted shares	(54)	(99)	(158)
Basic EPS denominator	7,967	8,180	8,347
Effect of dilutive securities:			
Non-vested restricted shares	54	99	158
Employee stock options	160	110	48
Convertible debentures	1,284	1,290	1,290
Adjusted weighted average shares – diluted EPS denominator	9,465	9,679	9,843

NOTE C – GOODWILL

The Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142), effective April 1, 2001. FAS 142 discontinues the amortization of goodwill and prescribes future periodic testing of goodwill for impairment. The required transitional impairment test was completed in September 2001, and resulted in no adjustment to recorded goodwill.

Adjusted net income and net income per share were as follows:

	2002	2001	2000
Reported net income	$13,408	$11,936	$12,266
Goodwill amortization, net of tax	–	537	255
Adjusted net income – basic	13,408	12,473	12,521
Effect of convertible debentures	911	938	946
Adjusted net income – dilutive	$14,319	$13,411	$13,467
Basic earnings per share:			
Reported net income	$ 1.68	$1.46	$ 1.47
Goodwill amortization, net of tax	–	.07	.03
Adjusted net income	$ 1.68	$1.53	$ 1.50
Diluted earnings per share:			
Reported net income	$ 1.51	$ 1.33	$ 1.34
Goodwill amortization, net of tax	–	.06	.03
Adjusted net income	$ 1.51	$ 1.39	$ 1.37

NOTE D – DISCONTINUED OPERATION

In October 2001, the Company completed the sale of certain assets of its wholesale division. The sale included inventory, property, buildings and equipment, and certain other assets plus the assumption by the buyer of certain liabilities. Proceeds of $14.3 million from the sale were used primarily to reduce amounts outstanding under the Company's revolving credit facility. A gain of $4.2 million ($2.7 million net of tax) was recognized in 2002. The remaining assets and liabilities from the discontinued operation included in the consolidated balance sheet at March 30, 2002 are not material.

Operating results of the discontinued operation were as follows:

	2002	2001	2000
Sales and other revenues	$140,869	$331,515	$366,404
Net income (loss) before tax	$(1,322)	$1,984	$2,780
Income tax	(463)	694	973
Net income (loss)	$ (859)	$1,290	$1,807

NOTE E – CHANGE IN ESTIMATED USEFUL LIVES OF PROPERTY AND EQUIPMENT

In 2001, as a result of the Company's periodic examination and review of its accounting policies and practices, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements, and leasehold improvements was appropriate in light of the Company's historical experience and its assessment of industry practice. The change was effected in the third quarter of 2001. The change resulted in a decrease in depreciation expense of $4.5 million and an increase in net income of $2.9 million, or $.31 per diluted share, for the year ended March 30, 2002, and a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

NOTE F – INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 70% and 73% of consolidated inventories at March 30, 2002, and March 31, 2001, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by $1.9 million at March 30, 2002, and $8.5 million at March 31, 2001. Valuation allowances related to inventories were $1.2 million at the end of both 2002 and 2001.

NOTE G – EMPLOYEE BENEFIT PLANS

Historically, the Company provided a qualified defined benefit pension plan covering the majority of its non-union employees and an unfunded supplemental retirement plan for corporate officers designated by the Board of Directors. The plans provide for payment of retirement benefits on the basis of employees' length of service and earnings history. Plan assets consist principally of listed stocks, corporate and government notes and bonds. In 1997, the Company froze benefit accruals under its qualified defined benefit pension plan and concurrently amended one of the Company's defined contribution savings plans to permit discretionary Company contributions.

The amounts recognized in the consolidated balance sheets and the funded status of the plans were as follows:

	Pension		Post-retirement	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$55,535	$49,407	$3,316	$2,902
Service cost	579	443	337	272
Interest cost	4,235	3,990	233	214
Amendments	–	–	182	–
Actuarial loss	1,193	4,156	590	159
Benefits paid	(2,648)	(2,461)	(255)	(231)
Benefit obligation at end of year	$58,894	$55,535	$4,403	$3,316
Change in plan assets:				
Fair value of plan assets at beginning of year	$43,698	$51,642	$ –	$ –
Return on plan assets	915	(5,657)	–	–
Company contribution	179	174	255	231
Benefits paid	(2,648)	(2,461)	(255)	(231)
Fair value of plan assets at end of year	$42,144	$43,698	$ –	$ –
Funded status of the plan (underfunded)	$(16,750)	$(11,837)	$(4,403)	$(3,316)
Unrecognized net actuarial loss/(gain)	11,168	7,300	365	(337)
Unrecognized prior service cost	1,876	2,245	182	–
Accrued benefit cost	$ (3,706)	$ (2,292)	$(3,856)	$(3,653)

The components of net pension benefit expense and assumptions used were as follows:

	2002	2001	2000
Service cost	$ 579	$ 443	$ 370
Interest cost	4,235	3,990	3,243
Expected return on plan assets	(3,850)	(4,570)	(3,925)
Recognized actuarial (gain)/loss	259	(117)	60
Amortization of prior service cost	370	370	291
Transition obligation	–	–	15
Benefit cost	$1,593	$ 116	$ 54
Discount rate	7.60%	7.60%	8.00%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase for supplemental plan	5.00%	5.00%	5.00%

The components of net postretirement benefits costs were as follows:

	2002	2001	2000
Service cost	$ 337	$ 272	$ 241
Interest cost	233	214	174
Recognized net actuarial gain	–	(24)	(53)
Benefit cost	$ 570	$ 462	$ 362

The Company's assumed healthcare cost trend rate is 10.00% for 2002, decreasing gradually to 6.00% by 2013, and thereafter. The assumed healthcare cost trend rate can have a significant effect on the amounts reported. However, a one percentage point change in the assumed rate would not have a material effect on the benefit obligation or expense. The Company provides certain postretirement healthcare benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company provides a defined contribution savings plan that allows 401(k) contributions by employees who elect to participate and can satisfy minimum age and annual service requirements. The plan provides the opportunity for additional financial security during retirement by offering employees an incentive to make tax deferred contributions to a savings plan. The Company expense for the plan was $3.7 million in 2002, $3.4 million in 2001 and $3.5 million in 2000. The Company had provided a defined contribution plan for employees of the discontinued operation, for which expense was $0.2 million in 2001 and $0.5 million in 2000.

The Company also participates in a multi-employer plan that provides defined benefits to its union employees. The Company expense for this plan amounted to $0.9 million in 2002, $0.8 million in 2001 and $0.7 million in 2000.

NOTE H – DEBT

Long-term debt consisted of the following:

	2002	2001
10.05% notes	$13,977	$15,152
8.25% mortgage	16,411	16,803
8.95% mortgage	10,141	10,356
Revolving credit facility	28,000	35,000
8 7/8% senior subordinated notes	150,000	150,000
Less discount	(652)	(774)
7% convertible subordinated debentures	19,909	19,909
Other	2,081	2,357
Less current maturities	(2,044)	(1,863)
	$237,823	$246,940

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $20.8 million are pledged as collateral to the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $18.8 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $8.0 million.

Amounts borrowed under the revolving credit facility are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. The facility permits total borrowings of $100.0 million, with $10.0 million designated solely for conversion of the 7% convertible subordinated debentures. Commitment fees of 0.375% are paid on unused amounts. In June 2000, the revolving credit facility replaced two revolving credit agreements aggregating $50.0 million. The terms and conditions of the new facility are similar to those contained in the agreements replaced, and the credit facility matures in February 2005.

Interest on the 8 7/8% senior subordinated notes is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%.

The 7% convertible subordinated debentures mature February 15, 2003. They are convertible at any time, at the holder's option, into Class B Common Stock at a conversion price of $15.50 per share. They are redeemable, at the Company's option, at declining prices which started at 103.5% of the principal amount in 1996. The debentures are subordinate to all present and future senior indebtedness. The Company expects that proceeds from the revolving credit facility will be used to retire the debentures during fiscal 2003.

At March 31, 2002, the fair market value of the Company's long-term debt was approximately $235.6 million. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

The revolving credit facility and senior subordinated notes both require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations, and disposition of assets.

The Company has a bank commitment for short-term borrowings of up to $3.0 million at rates based upon the then prevailing federal funds rate. At March 30, 2002, $1.3 million was borrowed against this commitment.

Aggregate future principal payments of long-term debt outstanding at March 30, 2002 were:

2003	$ 2,044
2004	2,547
2005	50,284
2006	4,206
2007	2,868
Thereafter	178,570

Interest expense consisted of:

	2002	2001	2000
Long-term debt	$20,159	$20,878	$18,609
Capital lease obligations	2,317	1,781	1,741
Discontinued operation	782	1,656	1,541
Other	47	82	370
Total interest expense	$23,305	$24,397	$22,261
Interest capitalized	$ 744	$ 804	$ 738
Cash payments for interest	$23,229	$24,433	$22,139

NOTE I – GUARANTOR SUBSIDIARIES

Other than four inconsequential subsidiaries, all of the Com-pany's subsidiaries (the "guarantors") have guaranteed on a joint and several basis the Company's obligations under the $150.0 million 8 7/8% senior subordinated notes. The guarantors are 100% wholly-owned subsidiaries of the Company. The Company has not presented separate financial statements and other disclosures concerning each guarantor because management has determined that such information is not material to investors. Summarized combined financial information for the guarantors is set forth below:

	2002	2001
Current assets	$207,530	$211,268
Current liabilities	121,229	134,222
Noncurrent assets	331,074	327,210
Noncurrent liabilities	120,997	120,209

	2002	2001	2000
Total revenues	$1,612,149	$1,545,183	$1,423,567
Gross profit	489,897	462,602	429,550
Net income	24,163	23,065	24,728

NOTE J – LEASES

Of the Company's 305 retail stores, 162 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of three to eight years plus renewal and purchase options.

Capitalized lease property consisted of store facilities having a net carrying cost of $23.9 million at March 30, 2002 and $13.7 million at March 31, 2001.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 30, 2002 were as follows:

	Capital Leases	Operating Leases
2003	$ 3,908	$ 24,199
2004	3,890	21,608
2005	3,889	19,289
2006	3,856	16,279
2007	3,868	14,169
Thereafter	41,738	94,039
	61,149	$189,583
Less:		
Amounts representing interest	34,533	
Present value of net minimum lease payments	$26,616	

Minimum annual lease payments will be reduced by $3.3 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

	2002	2001	2000
Minimum rentals	$30,458	$27,912	$23,909
Contingent rentals	152	87	79
Sublease rental income	(1,474)	(1,732)	(1,865)
	$29,136	$26,267	$22,123

NOTE K – INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

	2002	2001
Deferred tax assets:		
Compensation and benefit accruals	$ 6,258	$ 4,643
Self insurance reserves	659	1,159
Other	3,125	4,116
Total deferred tax assets	10,042	9,918
Deferred tax liabilities:		
Property and equipment, including leased property	(23,170)	(18,900)
Prepaid employee benefits	(1,036)	(2,924)
Inventory	(6,118)	(6,283)
Other	(1,437)	(745)
Total deferred tax liabilities	(31,761)	(28,852)
Net deferred tax liability	$(21,719)	$(18,934)

Income tax expense consisted of the following:

	2002	2001	2000
Current – Federal	$ 419	$3,154	$ 971
State	(43)	85	150
Deferred – Federal	5,678	1,890	3,866
State	18	20	34
	$6,072	$5,149	$5,021
Cash payments	$1,567	$3,145	$2,544

A reconciliation of income tax expense is as follows:

	2002	2001	2000
Federal statutory tax rate	$6,165	$5,529	$5,418
State and local, net of federal tax	(19)	68	122
Other	(74)	(448)	(519)
Total income tax expense	$6,072	$5,149	$5,021

NOTE L – SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

Common Stock

Class A Common Stock has one vote per share; Class B is non-voting except with respect to certain matters affecting the rights and preferences of that class. Each class is entitled to equal per share dividends and consideration in any merger, consolidation or liquidation of the Company. A person who acquires 10% or more of outstanding Class A Common Stock without acquiring a like percentage of Class B Common Stock must make a public tender offer to acquire additional Class B Common Stock. Failure to do so results in suspension of the voting rights of the Class A Common Stock held by such person.

Changes in Shares Outstanding

Changes in shares issued and treasury shares during the three years ended March 30, 2002 were as follows:

	Class A	Class B
Issued shares:		
Balance at April 1, 2000, March 31, 2001, and March 30, 2002	4,695	5,265
Treasury shares:		
Balance at March 27, 1999	679	775
Repurchase of shares	19	112
Stock options exercised	(7)	–
Director stock purchases	–	(8)
Vending acquisition	–	(28)
Balance at April 1, 2000	691	851
Repurchase of shares	111	206
Stock options exercised	(36)	(13)
Director stock purchases	–	(5)
Balance at March 31, 2001	766	1,039
Repurchase of shares	95	157
Stock options exercised	(4)	(53)
Director stock purchase	–	(4)
Restricted stock grant	(9)	–
Balance at March 30, 2002	848	1,139
Net outstanding at March 30, 2002	3,847	4,126

Stock Option Plans and Shares Reserved

The 1998 Stock Incentive Plan, as amended in 2002, reserves 1,500,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, restricted stock and/or other stock-based awards. The option price for any incentive stock option may not be less than 100% of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option may not be less than 85% of the fair market value as of the date of grant. Options granted to date become exercisable pro-rata over three or four-year periods beginning one year from the date of grant and expire 10 years from date of grant.

The 1991 Employee Stock Incentive Plan (as amended in 1995) reserves 750,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and/or other stock-based awards. Grants of options made under this plan are non-qualified. Substantially all grants were at the market value of the underlying common stock at date of grant. They become exercisable pro-rata over a four-year period beginning one year from date of grant and expire 10 years from date of grant.

In December 1998, 65,000 shares of restricted Class A Common Stock were granted under the 1998 Stock Incentive Plan and in September 1997, 150,750 shares of restricted Class A Common Stock were granted under the 1991 Employee Stock Incentive Plan to certain key employees. The shares will vest ratably on each of the first four anniversaries of the date grant and are subject to restrictions on their sale or transfer.

The 1999 Outside Directors' Stock Option Plan reserves 150,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options and restricted stock to non-employee directors. The Board of Directors administers the plan and determines the terms and conditions of the awards, subject to the terms of the plan. The option price may not be less than 85% of the market value as of the date of the grant.

The 1992 Stock Option Plan for Outside Directors reserved 50,000 shares of Class B Common Stock for the grant of stock options and restricted stock to non-employee directors. Options are granted upon election of each of the directors by the shareholders at the market value of the underlying common stock at date of grant. The options become exercisable and restrictions lapse in equal installments, on the date of each of the two Annual Meetings following the date of grant and expire 10 years from date of grant. Also, 3,500 shares of restricted stock have been issued to outside directors upon their first election as a director.

As of March 30, 2002, a total of 1,284,452 shares of Class B Common Stock were reserved for conversion of debentures; 97,675 shares in any combination of Class A and Class B were reserved for future awards under the 1991 Plan; 412,137 shares in any combination of Class A and Class B were reserved for future awards under the 1998 Plan; 15,000 shares of Class B were reserved under the 1992 outside directors plan and 87,000 shares in any combination of Class A and Class B were reserved for awards under the 1999 outside directors plan.

All equity compensation plans of the Company have been approved by shareholders. Following is summary information for options outstanding and shares reserved for all plans:

	Class A	Class B
Shares to be issued upon exercise of options	971	588
Weighted average exercise price	$13.86	$9.93
Shares available for future issuance	597(a)	15

(a) in any combination of Class A and Class B

A summary of the Company's stock option activity follows:
(price is weighted average; options are in thousands)

	Class A shares		Class B shares	
	Price	Options	Price	Options
Outstanding at March 27, 1999	$13.94	449	$12.31	306
Granted	14.88	240	13.25	5
Exercised	13.81	(7)	–	–
Expired/forfeited	15.02	(8)	13.79	(14)
Outstanding at April 1, 2000	14.26	674	12.25	297
Granted	–	–	9.80	362
Exercised	13.81	(36)	13.81	(14)
Expired/forfeited	14.23	(9)	13.72	(34)
Outstanding at March 31, 2001	14.29	629	10.68	611
Granted	13.17	394	13.00	46
Exercised	13.50	(15)	11.18	(38)
Expired/forfeited	14.14	(37)	10.32	(31)
Outstanding at March 30, 2002	$13.86	971	$ 9.93	588

Related stock option information is as follows:
(options are in thousands)

	2002	2001	2000
Vested options at the end of the year			
Class A shares	453	405	365
Class B shares	282	248	290
Weighted average exercise price of vested options:			
Class A shares	$14.10	$13.91	$13.65
Class B shares	11.43	11.95	12.22
Weighted average exercise price of options granted during the year:			
Class A shares	$13.17	$ –	$14.88
Class B shares	13.00	9.80	13.25

At March 30, 2002, the range of option exercise prices for Class A shares was $13.01 to $15.38 and for Class B shares was $9.50 to $15.50 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 7.1 years and 5.9 years, respectively.

The Company has adopted the disclosure only provisions of FAS 123, "Accounting for Stock Based Compensation." In accordance with the provisions of FAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost if the exercise price of the options granted is equal to the market price of the underlying common stock at the date of grant. If the Company had elected to recognize compensation cost based on the fair value of the options at grant date as prescribed by FAS 123, net income would have been reduced by $534,000 in 2002, $416,000 in 2001, and $440,000 in 2000. Basic earnings per share would have been reduced by $.07 in 2002 and $.05 in both 2001 and 2000. Diluted earnings per share would have been reduced by $.06 in 2002 and $.04 in both 2001and 2000.

The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

	2002	2001	2000
Dividend yield	3.0%	3.5%	3.0%
Volatility	29%	34%	35%
Risk free interest rate	4.7%	5.5%	6.9%
Expected life in years	10.0	9.0	9.0
Weighted average grant date fair value of options granted during the year:			
Class A shares	$3.96	$ –	$5.68
Class B shares	3.78	3.09	5.06

Other Stock Plans

The 1998 Executive Stock Purchase Plan allows designated executives and officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, to an aggregate of 300,000 shares. The Company has arranged or may arrange for each participant to obtain a bank loan to fund the purchase of shares and guarantees the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at March 30, 2002 was $4.4 million.

The Company presently holds notes receivable totaling $1.0 million for funds loaned to certain employees to exercise stock options granted under the 1987 Plan and under an expired 1980 plan. The notes bear interest at 6.0% or 6.6% per annum, are collateralized by the shares and are due on various dates, with the last maturing June 2003. The amount of the receivable is shown on the balance sheet as a reduction of equity.

The 1998 Outside Directors' Stock Plan provides outside directors the opportunity to use all or any portion of the fees paid by the Company for their services as directors to purchase Class B Common Stock from the Company in lieu of a cash payment of such fees. The plan authorized 100,000 shares of Class B Common Stock and shares issued pursuant to the plan may be authorized but unissued shares or treasury shares. Shares are purchased quarterly at market price.

Amended and Restated Rights Plan

In December 1998, the Company announced that the Board of Directors had amended and restated the 1989 Shareholder Rights Plan, pursuant to which preferred stock purchase rights ("Rights") were previously distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If the rights become exercisable, each Right not owned by such 20% shareholder or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right, at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on December 24, 2008.

CORPORATE OFFICERS

Don E. Marsh*
Chairman of the Board,
President & Chief Executive Officer

David A. Marsh*
President & Chief Operating Officer,
Supermarket Division

P. Lawrence Butt*
Senior Vice President, Counsel & Secretary

Douglas W. Dougherty*
Senior Vice President,
Chief Financial Officer & Treasurer

Joseph R. Heerens
Senior Vice President – Political Affairs,
Vice President, Assistant Secretary & Assistant Counsel

William L. Marsh
Senior Vice President –
Property Management

Arthur A. Marsh*
Senior Vice President – Mergers and
Acquisitions & Assistant to the President

David M. Redden
Senior Vice President – Human Resources

James J Biddle
Vice President – Advertising

Lennie D. Hayes
Vice President – Real Estate

James L. Hilzendeger
Vice President –
Executive Staffing/Development

Frank A. Hughes
Vice President – Computer Operations
and Technical Support

Terence R. Huser
Vice President – Incentives

Jodi D. Marsh
Vice President – Community Relations

M. Lee Nicholson
Vice President – Systems Development

Charles C. Porter
Vice President – Corporate Tax

David W. Reed
Vice President – Management
Information Systems

Julie K. Stevenson
Vice President – Financial Planning
and Analysis

Douglas B. Stong
Vice President – Corporate Security

Michael E. Thielen
Vice President – Educational Development

John R. Turek
Vice President – Construction and Planning

Mark A. Varner
Vice President – Corporate Controller

Laura S. Gretencord*
Assistant Secretary & Associate Counsel

Joyce E. Caldwell*
Assistant Secretary

Supermarket Division

David A. Marsh
President & Chief Operating Officer

Steven M. Rosson
Executive Vice President

Daniel S. Cross
Senior Vice President – Merchandising

Gianfranco DiCarlo
Senior Vice President –
Corporate Concept Development

Melissa D. Alkinburgh
Vice President – Deli, Bakery and
Food Service

Scott P. Alkinburgh
Vice President – Food Safety
and Sanitation

Charles Barnard, Jr.
Vice President – Retail Operations

Harlan D. Brinson
Vice President – Grocery Merchandising

Archie L. Hollins
Vice President – Warehousing
and Transportation

William H. Mansfield, Jr.
Vice President – General Merchandising

Don Marsh, Jr.
Vice President – Specialty Procurement

Bryan K. Nichols
Vice President – Corporate Brands and
Category Marketing

J. Kevin Weaver
Vice President – Produce Merchandising

G. Dewayne Wulff
Vice President – Meat Merchandising

LoBill Foods Division

David A. Marsh
President & Chief Operating Officer

Charles W. Buck
Vice President – Merchandising

Jeffrey F. Somers
Vice President – Retail Operations

Food Service Division

Jack J. Bayt
President & Chief Operating Officer

Demetrio P. Bayt
President & Chief Operating Officer,
Crystal Catering Division

David J. Page
President, Primo Catering Division

Kyle L. Wenger
Vice President – Controller

Kurt E. Layer
Vice President –
Special Events and Catering

Thomas J. Caccavo
Vice President –
Dining Management Services

Ronald J. Miller, Jr.
Vice President –
Vending and Office Coffee

Matthew A. Iaria
Vice President – Primo Catering Division

Village Pantry Division

Arthur A. Marsh
Chief Executive Officer

Dennis R. Crook
President & Chief Operating Officer

Kent J. Raphael
Vice President – Merchandising

Drugstore Division

Ronald G. Sims
President & Chief Operating Officer

McNamara Division

Toomie V. Farris
President & Chief Operating Officer

Floral Fashions Division

Don Marsh, Jr.
Chief Executive Officer

Terry Ann Landrey
President & Chief Operating Officer

O'Malia Food Markets Division

Daniel J. O'Malia
President & Chief Operating Officer

David T. O'Malia
Executive Vice President

**Holds similar office in one or more operating divisions.*

BOARD OF DIRECTORS

Don E. Marsh
Chairman of the Board,
President & Chief Executive Officer
of the Corporation

Garnet R. Marsh
Widow of Ermal W. Marsh,
Founder of the Corporation
Muncie, Indiana

William L. Marsh
Senior Vice President – Property Management
of the Corporation

J. Michael Blakley
President & Chief Executive Officer,
The Blakley Corporation
Indianapolis, Indiana

P. Lawrence Butt
Senior Vice President, Counsel & Secretary
of the Corporation

Charles R. Clark
Partner,
Beasley Gilkison Retherford Buckles and Clark
Muncie, Indiana

Stephen M. Huse
President & Chief Executive Officer,
Huse, Incorporated
Bloomington, Indiana

Catherine A. Langham
President,
Future Enterprises, Inc.
Indianapolis, Indiana

James K. Risk, III
President & Chief Executive Officer,
Kirby Risk Corporation
Lafayette, Indiana

K. Clay Smith
President & Chief Executive Officer,
Underwood Machinery Transportation Company, Inc.
Indianapolis, Indiana

Jack E. Buckles
Retired (Honorary)

William P. Givens
Retired (Honorary)

SHAREHOLDER INFORMATION

Stock Listings

At March 30, 2002, there were 2,653 record holders of Class A Common Stock and 2,935 record holders of Class B Common Stock (a composite total of 3,271 holders of Marsh common stock).

Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB (Class B Common Stock). As of March 30, 2002, the following firms acted as market makers:
Goldman, Sachs & Co.
Herzog, Heine, Geduld, Inc.
Knight Securities L.P.
McDonald & Company Securities, Inc.
NatCity Investments, Inc.
Spear, Leeds & Kellogg

Shareholder Investment Plan

The plan provides shareholders a means by which to acquire shares of common stock through regular dividend reinvestment and voluntary cash payments.

For details, contact our Plan Administrator: National City Bank, Reinvestment Services, Post Office Box 94946, Cleveland, OH 44101-4946; Telephone (800) 622-6757 Fax (216) 257-8367.

Shareholder Inquiries

Shareholders may direct inquiries to the stock transfer agent:
National City Bank
Shareholder Services
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone (800) 622-6757
Fax (216) 257-8508
e-mail: shareholderinquiries@nationalcity.com

Form 10-K and Financial Information

Shareholders, members of the financial community, and news media desiring further information or copies of the annual report or Form 10-K to the Securities and Exchange Commission should contact: Douglas Dougherty, Chief Financial Officer, Marsh Supermarkets, Inc., 9800 Crosspoint Boulevard, Indianapolis, IN 46256-3350; Telephone (317) 594-2628.

Financial releases may be accessed the following way, 24 hours a day, 7 days a week:
Via the Internet at www.marsh.net

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, August 6, 2002, at the Company's principal executive offices at 9800 Crosspoint Boulevard, Indianapolis, Indiana.



MARSH®

Marsh Supermarkets, Inc.
9800 Crosspoint Blvd.
Indianapolis, IN 46256-3350
(317) 594-2100
www.marsh.net